Exhibit 12.1

New Century Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended June 30, 2004	Years ended December 31,
		2003	2002	2001	2000	1999
Earnings available to cover fixed charges:
Pre-tax income (loss) from continuous operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$318,853	$423,252	$306,336	$83,484	$(36,781)	$66,886
Plus: Fixed charges	126,800	123,505	55,733	60,090	79,529	58,895

Earnings available to cover fixed charges	445,653	546,757	362,069	143,574	42,748	125,781

Fixed charges:
Interest expense	123,270	117,575	50,588	54,127	72,126	53,193
Estimate of interest within rental expense(1)	3,570	5,930	5,145	5,963	7,403	5,702

Total fixed charges	126,800	123,505	55,733	60,090	79,529	58,895

Ratio of Earnings to Fixed Charges	3.51	4.43	6.50	2.39	0.54	2.14

(1)	Office rent and equipment rental expense per gl.